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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 1-10397
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                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended: September 30, 2000

     [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K      [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable
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                         Part I - Registrant Information

Full Name of Registrant  AmeriQuest Technologies, Inc.
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Address of Principal Executive Office (Street and Number)   2465 Maryland Road
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City, State and Zip Code     Willow Grove, Pennsylvania 19090
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                       Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III -- Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The fiscal year of AmeriQuest Technologies, Inc. (the "Company") ended on September 30, 2000. Since that time, the Company has been working with Arthur Andersen LLP ("AA"), its auditors, to determine whether AA's audit opinion will be qualified relating to the Company's ability to continue as a going concern. In addition, the Company's existing secured line of credit with Fleet Financial Corporation ("Fleet), its senior bank lender, is in default with respect to several covenants. Further, the line of credit matures on July 20, 2001. The Company has requested a waiver letter from Fleet with respect to existing covenant defaults.

In view of the financial covenant violations, maturity date of the line of credit and recurring losses from operations, AA has informed the Company that their audit opinion on the Company's fiscal 2000 financial statements will include an explanatory fourth paragraph raising substantial doubt about the ability of the Company to continue as a going concern.

The Company has been working on preparing its Form 10-K, but could not complete it in a timely manner without unreasonable expense or effort while working with its auditors to resolve the fundamental going concern issues and attempting to obtain a covenant default waiver letter from its senior lender. The Company represents that it will file its Form 10-K no later than the 15th calendar day following the prescribed due date of such Form 10-K.
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                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Jon D. Jensen                   (215) 658-8900
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         (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   [X]Yes  [ ]No

     See Press Release dated January 2, 2001 attached as Exhibit 1 (to be filed by amendment).

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         AmeriQuest Technologies, Inc.
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         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 2, 2001        By:
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                                Jon D. Jensen
                                Chief Financial Officer, Chief Operating Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).